ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

RECEIVED
2004 MAY 25 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 19, 2004

04030373

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
19 May 2004 – (ASX Announcement & Media Release – China Update)
19 May 2004 – (ASX Announcement & Media Release – AGM Resolutions)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

19 May 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

ANNUAL GENERAL MEETING - RESOLUTIONS

Please be advised that all resolutions put to shareholders at the Annual General Meeting of First Australian Resources Limited this morning were passed without amendment.

All resolutions were passed by a show of hands, however, in accordance with section 251AA(2) of the Corporations Law, we advise the following proxy votes were exercisable by validly appointed proxies in relation to each of the resolutions.

Resolution Number	Total Proxy Votes exercisable by all proxies validly appointed	Manner in which proxy directed			
		For	Against	Abstain	At discretion of proxy
1	22,373,879	21,927,596	0	0	446,283
2	22,353,879	15,611,168	0	6,296,428	446,283
3	21,622,956	21,132,173	35,000	9,500	446,283
4	22,043,659	13,664,620	477,518	7,765,458	136,063
5	22,373,879	21,515,256	352,956	59,384	446,283

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

14 May 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING ACTIVITY UPDATE ON BLOCK 22/12, OFFSHORE CHINA

Preliminary interpretation of wireline logs from the Wei 12-3-4 appraisal well in Block 22/12 in the Beibu Gulf, offshore China, indicate an absence of significant hydrocarbons. As a result, the well, the last in the current drilling programme, will be plugged and abandoned as a dry hole.

The Wei 12-3-4 appraisal well in Block 22/12 in the Beibu Gulf 'offshore China' has reached a Total Depth of 1,529 metres and key wireline logs have been acquired. Preliminary interpretation of the drill and log data confirm that the well encountered the top of the target Weizhou reservoir objective essentially on prognosis approximately 35 metres low to the Wei- 12-3-1 well which had an 11.5 metre gross oil column with 100% net oil pay and no oil-water contact. The data also confirmed that although the reservoir objective in Wei-12-3-4 comprised good quality sands with oil shows it does not contain any significant hydrocarbons. Consequently, the Joint Venture plan to plug and abandon the Wei 12-3-4 well, terminate the current drilling programme which has seen three wells drilled in 31 days, and release the Nanhai IV jack-up drilling rig.

The Joint Venture will now spend two to three months analysing the data obtained during the drilling programme, particularly from the well 12-8-3. The results of this analysis will enable the Joint Venture to assess the development potential of the 12-8 East field.

The joint venture comprises:-

Horizon Oil Limited (HZN)	30%
Roc Oil (China) Company (ROC)	40% (Operator)
Petsec Petroleum Incorporated (PSA)	25%
Oil Australia Pty Limited (FAR)	5%

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au